Exhibit (e)(4)

CISCO SYSTEMS, INC.

EMPLOYMENT AGREEMENT

KEY EMPLOYEE

(U.S. EMPLOYEES)

March 15, 2007

[                        ]

Dear [                        ]:

As you know, Cisco Systems, Inc., a California corporation (“Cisco”), is acquiring (the “Acquisition”) your employer, WebEx Communications, Inc., a Delaware corporation (“Company”), pursuant to the Agreement and Plan of Merger dated on or about March 15, 2007 (the “Merger Agreement”) by and among Cisco, Wonder Acquisition Corp., a wholly-owned acquisition subsidiary of Cisco, and the Company. It is a material inducement and condition to Cisco’s execution and delivery of the Merger Agreement and its willingness to complete the acquisition that you enter into this employment agreement. This agreement becomes effective upon the closing of the Acquisition (the “Closing Date”). If you accept this offer, and the contingencies of this offer are satisfied, on the Closing Date you will become an employee of Cisco or if Cisco elects to operate Company as a separate subsidiary, an employee of that subsidiary (whichever case applies, the “Cisco Employer”), on the following terms.

Your Position

You will initially have the title of [                        ]. The Cisco Employer may, from time to time, at its sole discretion, change your title, grade, duties and the person to whom you report. The Cisco Employer shall make reasonable efforts to not decrease your title set forth herein during your employment. Notwithstanding the foregoing, only a reduction in grade shall be subject to the definition of Good Reason (as defined below).

Compensation and Benefits

You will receive a bi-weekly base salary of $             (                        ), equal to $             (                        ) on an annualized basis, less all applicable deductions and withholding. You will continue to participate in the Company’s Executive Cash Bonus Plan (the “Company Bonus Plan”) through the Closing Date. If the Closing Date occurs prior to the end of the second quarter of 2007, you will be paid your second quarter target bonus following the end of such second quarter. Effective August 1, 2007, you will be eligible to participate in the Cisco Professional & Leadership Incentive Plan and any other incentive plans for which you may become eligible. Any bonus payable to you for the 2007 fiscal year under the Cisco Professional & Leadership Plan will be prorated based on your period of service with the Cisco Employer during this fiscal year. In addition, you will participate in all of Cisco’s and the Cisco Employer’s employee benefits, benefit plans and programs for which you are eligible pursuant to their terms on the same basis as similarly situated Cisco employees. Please note that Company benefits will continue until you are eligible to enroll and participate in Cisco’s benefits.

In addition, you will be entitled to a cash retention bonus in the amount of $             (                        ), subject to any applicable withholding, (a)  1/3 of which shall be paid in the first regular payroll period occurring after the first (1st) annual anniversary of the Closing Date (“1st Year Retention Bonus Payment”), (b)  1/3 of which shall be paid in the first regular payroll period occurring after the second (2nd) annual anniversary of the Closing Date (“2nd Year Retention Bonus Payment”) and (c)  1/3 of which shall be paid in the first regular payroll period occurring after the third (3rd) annual anniversary of the Closing Date (“3rd Year Retention Bonus Payment” and collectively with the 1st Year Retention Bonus Payment and the 2nd Year Retention Bonus Payment, the “Retention Bonus Payments”) subject in each case to your continued active employment (i) with the Cisco Employer on the first (1st), second (2nd) and third (3rd) annual anniversaries of the Closing Date, as applicable, and (ii) at a performance level of at least an “E” in the Cisco e-PM process through the first (1st), second (2nd) and third (3rd) annual anniversaries of the Closing Date, as applicable. Notwithstanding the foregoing, if the Cisco Employer terminates your employment without “Cause” (as defined below) or you terminate your employment for “Good Reason” (as defined below), and you deliver to the Cisco Employer a signed settlement agreement and general release in a form acceptable to Cisco, which shall be substantially in the form attached hereto (the “Release”), and satisfy all conditions to make the Release effective, then you shall be entitled to a prorated amount of your Retention Bonus Payment based on the number of days since the Closing Date that you remained continuously employed by the Cisco Employer prior to your date of employment termination, reduced by the 1st Year Retention Bonus and/or the 2nd Year Retention Bonus if your date of employment termination occurs following the payment of the 1st Year Retention Bonus and the 2nd Year Retention Bonus, respectively.

New Restricted Stock Unit

Within thirty (30) days following the Closing Date, you will be awarded restricted stock units (the “New Unit Award”) of Cisco common stock in accordance with Cisco’s 2005 Stock Incentive Plan (the “Plan”). Your New Unit Award will be for              (                        ) shares of Cisco common stock. As long as you continue as an active employee of the Cisco Employer, and subject to the terms and conditions of the Plan and subject to your execution of Cisco’s standard restricted stock unit agreement (which shall be substantially in the form of the restricted stock unit agreement under Cisco’s 2005 Stock Incentive Plan publicly filed by Cisco), your New Unit Award shall vest in equal annual installments over three (3) years and be payable not later than 2 1/2 months following the end of the calendar year in which vesting occurs. The New Unit Award will stop vesting if you cease to be an employee of the Cisco Employer. This paragraph contains a brief summary of the terms of the New Unit Award. More detailed information can be found in the Plan. The New Unit Award shall be subject to Cisco’s Vesting Acceleration Policy for Death and Terminal Illness.

Company Equity Rights

On the Closing Date your outstanding options, stock appreciation rights and restricted stock units (including your Converted RSUs as defined below) to acquire Company common stock (your “Company Equity Rights”) will be assumed by Cisco and adjusted to reflect the terms of the Merger Agreement. Prior to the Closing Date, each of your Company restricted stock units subject to performance-based vesting shall be amended such that they will time-vest as to  1/4 of such units on each of the first (1st), second (2nd), third (3rd) and fourth (4th) annual anniversaries of the Closing Date subject in each case to your continued active employment with the Cisco Employer on the first (1st), second (2nd), third (3rd) and fourth (4th) annual anniversaries of the Closing Date, as applicable (the “Converted RSUs”). Accordingly, following the Acquisition, your Company Equity Rights will be exchanged for similar equity rights to acquire Cisco stock (“Assumed Equity Rights”), and you will continue to vest in, and be able to exercise, your Assumed Equity Rights as you provide services to the Cisco Employer upon the same terms and subject to the same conditions that were in effect immediately prior to the Acquisition (except as may be modified herein or in the Benefits Waiver). You will receive an Assumption Agreement (to be entered into by you) informing you of the specific adjustments that have been made to your Company Equity Rights and the terms of such rights, including the vesting and exercise terms, following the Acquisition. Additionally, pursuant to the terms of the Merger Agreement and in consideration of the benefits set forth in this agreement, you have agreed to waive certain exercise and/or vesting acceleration you would otherwise be entitled to in connection with the Acquisition or any subsequent event. The specific terms of such waiver are set forth in the attached benefits waiver, which you have entered into with the Company (the “Benefits Waiver”).

Duration of Employment

Term of Employment. You agree to remain actively employed with the Cisco Employer for at least two (2) years after the Closing Date. Nevertheless, either you or the Cisco Employer may terminate your employment at any time for any reason, with or without “Cause” (as defined below), by giving written notice of such termination, subject to the terms specified below. Please be aware that in acquiring the Company Cisco is relying on your commitment to remain actively employed for at least two (2) years and that your resignation for any reason other than Good Reason (as defined below) within two (2) years from the Closing Date would be a material breach of this agreement.

Upon the termination of your employment with the Cisco Employer at any time for any reason, you will be paid your salary through your date of termination and for the value of all unused paid time off earned through that date. You will also be allowed to continue your medical coverage at your own expense to the extent provided for by COBRA. The foregoing accrued payments and benefits will be collectively referred to herein as the “Accrued Compensation.” You will be allowed to exercise your vested options, if any, during the time period set forth in, and in accordance with, your governing stock option agreement(s).

Termination for Cause or Termination without Good Reason. If your employment with the Cisco Employer is terminated by the Cisco Employer for “Cause” (as defined below) or you terminate your employment without “Good Reason” (as defined below) at any time, you will be entitled to the Accrued Compensation. All of your benefits and future stock and/or option vesting, if any, would terminate. Neither Cisco nor the Cisco Employer would have an obligation to pay you, and you would have no right to, any severance (including but not limited to the Severance as set forth below) except as may be provided at such time under any of Cisco’s or the Cisco Employer’s other employee benefit plans for which you were then eligible.

Termination without Cause or Termination for Good Reason. If the Cisco Employer terminates your employment without “Cause” (as defined below), you terminate your employment for “Good Reason” (as defined below) or your employment terminates by reason of your death or Permanent Disability, prior to the second (2nd) anniversary of the Closing Date, and you deliver to the Cisco Employer a signed Release, and satisfy all conditions to make the Release effective, then in addition to the Accrued Compensation that you will be entitled to receive, the Cisco Employer will continue to pay you your base salary pursuant to this Agreement for a period of twelve (12) months; provided, however, that if such termination occurs more than thirteen (13) months following the Closing Date, then your severance payment will be reduced by one (1) month for each full month that you were employed by the Cisco Employer following the first (1st) anniversary of the Closing Date, down to a minimum payment of six (6) months (the “Severance”). The Severance will be in lieu of any entitlement you may have to notice of termination, pay in lieu of notice of termination, or any other severance payment or benefit from any other Cisco Employer source.

In addition, upon your death or in the event of your terminal illness, you shall be entitled to receive such accelerated vesting of your options to purchase shares of Cisco common stock and/or shares of Cisco common stock and the Cisco Merger Consideration that you are entitled to receive in exchange for Company Shares consistent with the terms and conditions of Cisco’s Vesting Acceleration Policy for Death and Terminal Illness as in effect on the Closing Date.

A termination for “Cause” will mean a termination for any of the following reasons: (i) your continued material failure to perform your duties to the Cisco Employer (other than due to your death or Permanent Disability (as defined below)) after there has been delivered to you a written demand for performance which describes the specific material deficiencies in your performance and the specific manner in which your performance must be improved, all in accordance with the Cisco Employer performance management plan, and which provides forty (40) business days from the date of notice, or the amount of time specified in any applicable Cisco Employer performance management plan, whichever is greater, to remedy such performance deficiencies; (ii) your engaging in an act of willful misconduct that has had or will have a material adverse effect on the Cisco Employer’s reputation or business; (iii) your being convicted of, or a plea of no contest to, a felony; (iv) your committing an act of fraud against, or willful material misappropriation of property belonging to, Cisco or the Cisco Employer; or (v) your material breach of this agreement, the attached Non-Competition Agreement, Cisco’s standard form of conflict of interest agreement or Cisco’s standard form of proprietary information and inventions agreement (“PIIA”); provided, however, that if such breach is curable, you shall have the opportunity to cure such breach within thirty (30) days following written notice of such breach from the Cisco Employer. The Cisco Employer will provide you with written notice of the reason for termination in the case of any termination for “Cause.”

A termination for “Good Reason” will mean you resign your employment after (i) a reduction in your Grade (other than a change or reduction in grade that applies to your entire business unit); (ii) your relocation by Cisco or the Cisco Employer without your express written consent to a facility or location more than fifty (50) miles from your then current location in one or more steps; or (iii) your then current annual base salary is reduced by Cisco (other than an equivalent percentage reduction in annual base salaries that applies to your entire business unit); provided, however, that in each case above, you must first give the Cisco Employer an opportunity to cure any of the foregoing within thirty (30) days following delivery to the Cisco Employer of a written explanation specifying the specific basis for your belief that you are entitled to terminate your employment for Good Reason.

For purposes of this agreement, “Permanent Disability” means your inability to engage in any substantial gainful activity by reason of any medically diagnosed physical or mental impairment which is expected to result in death or has lasted or can be expected to last for a continuous period of twelve (12) months or more. A determination of such Permanent Disability will be made by a physician reasonably acceptable to Cisco.

If the Cisco Employer or you terminate your employment at any time after the date two (2) years following the Closing Date, you will be paid the Accrued Compensation as set forth above. All of your benefits and future stock and/or option vesting, if any, would terminate. Neither Cisco nor the Cisco Employer would have an obligation to pay you, and you would have no right to, any severance (including but not limited to the Severance set forth above) except as may be provided at such time under any of Cisco’s or the Cisco Employer’s other employee benefit plans for which you were then eligible.

Six Month Hold-Back

To the extent (i) any payments to which you become entitled under this agreement, or any agreement or plan referenced herein, in connection with your termination of employment with the Cisco Employer constitute deferred compensation subject to Section 409A of the Code and (ii) you are deemed at the time of such termination of employment to be a “specified” employee under Section 409A of the Code, then such payment or payment shall not be made or commence until the earliest of (i) the expiration of the six (6)-month period measured from the date of your “separation from service” (as such term is at the time defined in Treasury Regulations under Section 409A of the Code with the Cisco Employer; (ii) the date you become “disabled” (as defined in Section 409A of the Code); or (iii) the date of your death following such separation from service; provided, however, that such deferral shall only be effected to the extent required to avoid adverse tax treatment to you, including (without limitation) the additional twenty percent (20%) tax for which you would otherwise be liable under Section 409A(a)(1)(B) of the Code in the absence of such deferral. Upon the expiration of the applicable deferral period, any payments which would have otherwise been made during that period (whether in a single sum or in installments) in the absence of this paragraph shall be paid to you or your beneficiary in one lump sum.

Full-Time Employment/ Conflicts of Interest

You agree that during your employment with the Cisco Employer you will not engage in any other employment or business related activity unless you obtain prior written approval from the SVP of your business unit. You further agree that you have disclosed to Cisco all of your existing employment and/or business relationships, including, but not limited to, any consulting or advising relationships, outside directorships, investments in privately held companies, and any other relationships that may create a conflict of interest.

Documentation

This offer is contingent upon the successful completion of the Acquisition and your execution of the following documents: (i) the PIIA; (ii) Cisco’s standard arbitration agreement (the “Arbitration Agreement”); (iii) Cisco’s standard conflict of interest agreement (the “Conflict of Interest Agreement”); (iv) the Non-Competition Agreement; and (v) the Benefits Waiver. This offer is also contingent upon your consent to a background check that will be carried out by a third party company, HireRight, who conducts such background checks on Cisco’s behalf. The process will include a check on criminal and driving records. Your acceptance of this offer and employment hereunder will only be confirmed on presentation of results from the check that are satisfactory to Cisco, which presentation shall occur no later than five (5) days prior to Closing. Upon written acceptance of this offer of employment and following the public announcement of the Acquisition, you will receive an email from HireRight to initiate the process. The Immigration Reform and Control Act of 1986 requires that Cisco review proof of all new employees’ identity and authorization to work in the U.S. In addition, Cisco is required by law to verify employees’ eligibility to access certain technology that Cisco designs, produces, and uses and which is subject to export controls. Accordingly, this offer is necessarily contingent upon Cisco’s receipt of satisfactory evidence that it can comply with these legal requirements with respect to you. Satisfactory completion of the Cisco Technology Transfer Assessment Form and presentation of satisfactory documentary evidence of your identity and authorization to work in the U.S. will need to be accomplished prior to the Closing Date. A Form I-9 will be issued to you for completion prior to the Closing Date. This form is required by the United States Department of Justice and provides employment eligibility verification.

Miscellaneous

At all times during your employment, you agree to abide by the Cisco Employer’s employment policies and procedures, as such policies and procedures may be in effect from time to time. However, if any policy or procedure conflicts with any express term of this agreement, this agreement will control.

You agree that there were no promises or commitments made to you regarding your employment with Cisco or the Cisco Employer except as set forth in this agreement. Except as provided for herein, this agreement supersedes and replaces (i) any prior verbal or written agreements between you and Cisco and (ii) any prior verbal or written agreements between you and Company relating to the subject matter hereof, including, but not limited to, any and all prior employment agreements. You agree, by accepting this offer of employment that you are not experiencing a constructive termination under any plan, program or policy of the Company, including, without limitation, the Company’s change in control policy in which you may be a participant.

Upon the Closing Date, this agreement; the PIIA; the Arbitration Agreement; the Conflict of Interest Agreement; the Non-Competition Agreement; the Benefits Waiver; and the Assumption Agreement will be the entire agreement relating to your employment with the Cisco Employer. In addition, any confidential/proprietary/trade secrets information and inventions agreement(s) between you and Company, or any predecessor thereto, will remain in effect as it pertains to subject matters existing prior to the Closing Date.

This agreement may be amended or altered only in a dated document signed by you and Cisco’s Vice President of Human Resources or his/her designee. No waiver of any term or provision of this agreement will be valid unless such waiver is in a writing signed by the party against whom enforcement of the waiver is sought. The waiver of any term or provision of this agreement will not apply to any subsequent breach of this agreement.

This agreement will be construed and interpreted in accordance with the laws of the State of California. Each of the provisions of this agreement is severable from the others, and if any provision hereof will be to any extent unenforceable, it and the other provisions will continue to be enforceable to the full extent allowable, as if such offending provision had not been a part of this agreement.

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If you have any questions about this offer, please contact me. If you find this agreement acceptable, please sign and date this agreement below and return it to me. This offer, if not accepted, will expire immediately after the closing of the Acquisition.

Sincerely,

CISCO SYSTEMS, INC. a California corporation

By:
Name: Michael LaBianca
Title: Vice President, Human Resources

I agree to the terms and conditions in this offer.

Date:
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